THE DENALI FUND ANNOUNCES ADDITIONAL INCREASE IN PRICE AND EXTENSION OF TIME FOR CASH TENDER OFFER FOR ITS OUTSTANDING AUCTION PREFERRED SHARES

BOULDER, Colorado (Business Wire) – June 30, 2010 - The Denali Fund Inc. (NYSE: DNY) announced today that it has amended its cash tender offer for up to 400 of its outstanding Series A auction preferred shares ("APS Shares").  The amended offer increases the purchase price to 85% of the liquidation preference of $25,000 per share (or, $21,250 per share) and extends the expiration date of the offer until 5:00 P.M., Eastern Daylight Time, July 15, 2010, or such later date to which the offer is further extended at the discretion of the Fund.   The guarantee period is similarly extended until 5:00 P.M., Eastern Daylight Time, July 20, 2010.  All other terms and conditions of the tender offer remain unchanged.

On May 18, 2010, the Fund commenced an offer to purchase for cash up to 400 of its outstanding APS Shares at a price equal to 75% of the liquidation preference of $25,000 per share (or, $18,750 per share). The offer was originally scheduled to expire at 5:00 P.M., Eastern Daylight Time, June 16, 2010, or such later date to which the offer was extended at the discretion of the Fund.  On June 16, 2010, the Fund amended its offer to increase the purchase price to 80% of the liquidation preference of $25,000 per share (or, $20,000 per share) and extend the expiration date of the offer until 5:00 P.M., Eastern Daylight Time, June 30, 2010.  Holders of APS Shares who previously tendered their shares will receive the revised purchase price upon expiration of the offering.

Additional terms and conditions of the tender offer are set forth in the Fund's tender offer materials, which have been distributed to holders of APS Shares. Morrow & Co., LLC serves as information agent for the tender offer and The Colbent Corporation serves as the depository.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell common stock or APS Shares of the Fund. The tender offer is being made only by an offer to purchase APS Shares.  Offering materials including an offer to purchase, a related letter of transmittal and other documents have been filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO and are available free of charge at http://www.sec.gov or from the information agent by calling 1-800-662-5200. Holders of the APS Shares should read the relevant offer to purchase and tender offer statement on Schedule TO and related exhibits as they contain important information about the tender offer.

The Denali Fund Inc. is a non-diversified, closed-end management investment company managed by Boulder Investment Advisers, LLC and Stewart Investment Advisers.   More information on the Fund can be found on the web at www.thedenalifund.com.

Company Contact:
Nicole Murphey
(303) 449-0426

Information Agent Contact:
Morrow & Co., LLC
John Ferguson
(800) 662-5200
(203) 658-9400